UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
AUGUST 12, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Tempco, Inc.
(formerly Time America, Inc.)

File No. 001-10320 - CF# 18362

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Tempco, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from an Exhibit to a Form 10-QSB filed on May 15, 2006, as amended on December 1, 2006.

Based on representations by Tempco, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1   through June 12, 2007

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

David L. Orlic
Special Counsel